FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of December 2005.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	[Nomura Principal Finance to Sell Stake in Millennium Retailing]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: December 26, 2005	By:	/s/ Tetsu Ozaki
Tetsu Ozaki
Senior Managing Director

Tokyo, December 26, 2005

Nomura Principal Finance to Sell Stake in Millennium Retailing

Nomura Holdings, Inc. today announced that Nomura Principal Finance Co., Ltd., a wholly-owned subsidiary of Nomura Holdings, plans to sell its 65.54 percent stake in Millennium Retailing, Inc. to Seven & I Holdings Co., Ltd. on January 31, 2006.

This decision, which follows an agreement between Seven & I Holdings and Millennium Retailing to integrate management, will see Nomura Principal Finance transfer its entire stake for 131.1 billion yen in cash.

Nomura Principal Finance’s current stake in Millennium Retailing is the result of two past investments totalling 50 billion yen. On July 1, 2004, Nomura Principal Finance purchased 20 million newly-issued shares, resulting in ownership of 50.06 percent of Millennium Retailing’s voting rights. Subsequently, on January 31, 2005, Nomura Principal Finance exercised previously acquired stock acquisition rights to purchase an additional 30 million shares of Millennium Retailing common stock.

Based in Tokyo, Japan, Millennium Retailing is the holding company of Sogo Co., Ltd. and Seibu Department Stores, Ltd., both of which operate department stores across Japan.

Ends

For further information please contact:

Name	Company	Telephone
Koichiro Ide	Nomura Securities Co., Ltd	+81-3-3278-0591
Shuji Sato	Corporate Communications Dept.,
Larry Heiman	Nomura Group Headquarters
Mitch Hayes

Notes to editors:

The Nomura Group

Nomura is a global financial services group dedicated to providing a broad range of financial services for individual, institutional, corporate and government clients. The Group offers a diverse line of competitive products and value-added financial and advisory solutions through its global headquarters in Tokyo, 133 branches in Japan, and an international network in 28 countries; with regional headquarters in Hong Kong, London, and New York. The Group’s business activities include investment consultation and brokerage services for retail investors in Japan, and, on a global basis, brokerage services, securities underwriting, investment banking advisory services, merchant banking, and asset management. For further information about Nomura please visit our website at www.nomura.com.

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